Exhibit 99.1

For Immediate Release	TSX: TMC

Tm BIOSCIENCE REPORTS THIRD QUARTER 2006 RESULTS

Toronto, Ontario, November 16, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced its financial and operational results for the third quarter ended September 30, 2006.

For the third quarter of 2006, Tm Bioscience generated revenue of $2.6 million compared to $2.2 million for the third quarter of the previous year, an increase of 19%. For the first nine months of 2006, the Company generated revenue of $8.6 million compared to $5.3 million for the first nine months of the previous year, an increase of 63%.

During the third quarter, much of the Company’s efforts were focused on establishing a market presence and developing the commercial footprint for its ID-Tag™ Respiratory Viral Panel (RVP) and advancing this product towards Food and Drug Administration (FDA) and Conformité Européene (CE) mark clearance. Subsequent to the end of the quarter, the ID-Tag™ Respiratory Viral Panel (RVP) received CE mark status and can now be marketed for diagnostic purposes in Europe and other countries where the CE mark is recognized. The Company is providing the final information in its FDA submission for the RVP and anticipates IVD clearance in the near term. The North American arm of the clinical trial program identified clinical results that were at least 98.5% concordance with current gold standards (DFA plus culture).

Also subsequent to the end of the quarter, the Board of Directors of the Company established a Special Committee of Directors to review, consider and analyze potential strategic opportunities to enhance shareholder value, including, but not limited to, the sale or merger of the Company with another entity.

“We anticipate our ID-Tag™ Respiratory Viral Panel (RVP) will be a significant driver of growth over the coming years, with the potential to become a worldwide standard in public health screening programs, patient diagnosis, and infection control programs in a wide variety of medical environments,” said Mr. Greg Hines, President and CEO of Tm Bioscience. “The magnitude of the opportunity in our new genetic tests like the RVP is significantly greater than that of our CF franchise. At the same time, substantial resources are required for the commercialization of these new tests on a global basis. Securing access to the global reach and scale required to fully exploit our next wave of products is our main priority.”

From its Personalized Medicine product menu, during the quarter the Company launched the IUO version of its companion test for Warfarin and continues to advance this product towards FDA clearance as an IVD, expected in early 2007. Initial modest sales of this product were recorded during the third quarter. A recent report issued by FDA experts (AEI-Brookings Joint Centre for Regulatory Studies, Nov. 2006) concluded that formally integrating genetic testing into routine Warfarin prescribing could help avoid 17,000 strokes annually and reduce healthcare spending in the U.S. by $1.1 billion.

At the same time, Tm continued to realize revenue from its existing product menu, primarily from sales of products from its industry leading Cystic Fibrosis (CF) franchise.

Financial Results
For the third quarter ended September 30, 2006, Tm Bioscience generated revenue of $2.6 million, an increase of 19% over revenue of $2.2 million generated in the third quarter of 2005. For the first nine months of 2006, the Company generated revenue of $8.6 million compared to $5.3 million for the corresponding period in 2005. Product sales for the third quarter of 2006 were $2.3 million, an increase of 15% over third quarter 2005 product sales of $2.0 million. This growth was driven primarily by sales of Tag-It™ CF70 reagents, increased demand from Genzyme since their mid-2005 launch of the CFplus™ test and market uptake of the Tag-It™ Ashkenazi Panel (AJP). Luminex instrument placements continued in the quarter through direct customer purchases and via the Company’s reagent rental programs. Instrument sales were $0.3 million for the third quarter of 2006 as compared with $0.2 million in the third quarter of 2005. Year-to-date instrument sales in 2006 were $0.7 million compared with $0.5 million in 2005. The balance of revenue was comprised of licensing and development fees received in the form of royalties on the sales by Luminex of FlexMap™ beads and contract research and development fees reflecting the on-going pro-rata recognition of deferred milestone revenue.

Cost of goods sold for the third quarter of 2006 were $1.9 million compared with $1.1 million for the same period in 2006. For the first nine months of 2006, cost of goods sold were $5.2 million compared to $2.9 million for the corresponding period in 2005.

Standard reagent product margins were 43% for the quarter ended September 30, 2006 as compared with 63% for the same period in 2005. Standard reagent product margin is calculated by subtracting standard reagent cost of goods sold and genetic content and bead royalties costs from reagent product sales. The result is then divided by reagent product sales for the period. The measure of standard reagent product margins provides information on the margins of the Company excluding inefficiencies and yield volatility associated with the early stages of the Company’s manufacturing and revenue scale-up. The 20% decline is due primarily to growth in the Company’s royalties expense related to the Abbott fundamental patent which began amortizing in the fourth quarter of 2005, increased Luminex royalties associated with the contract renegotiation concluded in the first quarter of 2006 and a one time charge related to the conclusion of a negotiation with a cystic fibrosis genetic marker owner. Total margins were 29% for the third quarter of 2006 compared with 51% for the third quarter of 2005. Total margins were 39% for the first nine months of 2006 compared with 46% for the first nine months of 2005.

Total expenses, excluding cost of goods sold, for the third quarter of 2006 were $5.4 million compared to $3.4 million for the same period in 2005. Total expenses, excluding cost of goods sold, for the first nine months of 2006 were $15.9 million compared to $10.4 million for the same period in 2005. Research and development expenses for the third quarter of 2006 were $1.3 million compared with $0.7 million for the same period in 2005. Sales, general and administration (SG&A) for the third quarter of 2006 were $4.1 million compared to $2.7 million for the same period in 2005, driven primarily by headcount growth in the medical and regulatory, marketing and business development and quality assurance functions, as well as in the intellectual property and human resources functions. This was driven by the Company’s growing customer base, product line growth, expanded licensing activities, increased marketing program expenditures and the Company’s drive to secure FDA clearance on a large number of products in 2006.

Interest expense from long-term debt was $0.8 million for the third quarter of 2006 compared with $0.7 million for the third quarter of 2005. For the first nine months ended September 30, 2006, interest expense from long-term debt was $2.2 million compared with $1.9 million for the first nine months of 2005. The nine-month increased interest expense reflects the increased debt resulting from additional funds advanced from TPC, which grew by 127% year over year. Of the increase, approximately $26,000 related to cash interest paid.

Net loss for the quarter ended September 30, 2006 was $5.6 million or ($0.12) per share, compared to a net loss of $3.1 million or ($0.07) per share for the corresponding period in 2005. For the nine months ended September 30, 2006 and 2005, the net loss was $14.8 million and $10.2 million and ($0.31) and ($0.26) per share, respectively.

Working capital as at September 30, 2006 was ($5.7) million including cash and cash equivalents and short-term investments of $4.7 million, compared to $12.8 million and $16.0 million respectively as at December 31, 2005.

Funds of $0.6 million were received from Technology Partnerships Canada (TPC) in the third quarter of 2006 (2005 - $nil) bringing the outstanding balance of the TPC funds advanced to $4.3 million. In the third quarter of 2006, the Company submitted a claim for reimbursements of approximately $0.6 million to TPC which will bring the program current up to July 31, 2006.

On October 19, 2006, the Company amended its agreement with Sirius to defer the payment originally due on September 5, 2006 to the earlier of 90 days following receipt by the Company from Sirius of certain data related to the biomarkers required for regulatory submission and October 12, 2007. In connection with this deferral, the Company will pay interest at an annual rate of 16.6% on the deferral until the funds are paid to Sirius. As well, the interest rate on the first payment made in April 2006 accruing in favour on the Company has been eliminated.

On November 13, 2006, the Company announced that its Board of Directors has initiated a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company with another entity offering strategic opportunities. The Board of Directors of the Company has established a Special Committee of Directors to review, consider and analyze potential strategic opportunities. The Company believes that such a strategic alternative will provide the Company the capital required to fully exploit its business plan. The Company provides no assurance that the initiation of this process to explore strategic alternatives will result in a transaction. No decision has been made to enter into any transaction at this time. The Company continues to explore other sources of capital but believes that a strategic transaction provides the most cost effective source at this time.

Subsequent to the end of the quarter, the Company filed restated financial results and management's discussion and analysis for the two previous quarters. This was to comply with technical accounting requirements regarding the classification of the intellectual property acquired from Sirius Genomics Inc., and several non-cash adjustments totaling approximately $125,000, based on increased accruals for licensing liabilities related to cystic fibrosis markers, bonus accruals and manufacturing adjustments, As such, the restatement affects the balance sheet for such dates but has no impact on Tm Bioscience’s previously stated revenues or cash flow for such periods. Restated financial statements and amendments to the Management Analysis and Discussion for the first and second quarters ended March 31, 2006 and June 30, 2006 have been filed at www.sedar.com and are also available on www.tmbioscience.com.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-ItTM Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada. In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis.

For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts. In particular, statements about the timing of the anticipated launch of ID-Tag™ RVP, its expected role as a cornerstone diagnostic product and as a tool to manage pandemic threats and the expected regulatory status for ID-Tag™ RVP in the United States and Canada, are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions. In particular, in making the statements in this press release, the Company has assumed that the ID-Tag™ RVP will receive U.S. FDA approval in 2006 or early 2007, that the Company will be able to develop and manufacture sufficient quantities of its ID-Tag™ RVP and that market penetration of ID-Tag™ RVP will be such that it will serve a key role in the management and treatment of patients infected by respiratory viruses. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

The Company has initiated a process to explore strategic alternatives to enhance shareholder value, including, but not limited to, the sale or merger of the Company with another entity offering strategic opportunities. Tm Bioscience provides no assurance that the initiation of this process will result in a transaction. The Company does not currently intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board of Directors has approved a specific transaction.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com

Summary Financial Statements attached:

Tm Bioscience Corporation
Interim Report
(Unaudited)
CONSOLIDATED BALANCE SHEETS
	As at September 30,	As at December 31,
	2006	2005
	$	$
ASSETS
Current
Cash and cash equivalents	4,703,710	8,972,594
Short-term investments	35,000	7,042,035
Trade accounts receivable	2,244,059	1,245,333
Other accounts receivable	495,218	613,680
Inventory	3,580,216	3,619,714
Prepaid expenses	289,754	46,305
Total current assets	11,347,957	21,539,661
Capital assets, net	4,951,063	4,340,712
Intangible assets, net	6,129,972	2,765,363
Deferred financing costs, net	793,869	777,901
Other asset	1,028,356	1,438,347
	24,251,217	30,861,984

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	7,840,198	6,049,940
Current portion of deferred revenue	155,398	123,805
Current portion of long-term debt	8,970,536	2,476,582
Current portion of obligation under capital lease	19,200	—
Income taxes payable	27,501	82,273
Total current liabilities	17,012,833	8,732,600
Deferred leasehold inducement	290,595	348,118
Deferred revenue	65,242	123,970
Deferred share units	384,929	301,075
Long-term debt	7,828,922	9,033,181
Obligation under capital lease	57,124	—
Total liabilities	25,639,645	18,538,944
Shareholders' equity (deficiency)
Capital stock	66,871,280	66,871,280
Contributed surplus	11,010,423	9,937,955
Deficit	(79,270,131)	(64,486,195)
Total shareholders' equity (deficiency)	(1,388,428)	12,323,040
	24,251,217	30,861,984

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	$	$	$	$
Revenue	2,621,294	2,207,652	8,604,154	5,272,841

Expenses
Cost of goods sold	1,868,462	1,085,810	5,230,025	2,850,021
Research and development, net	1,312,271	661,963	3,622,521	2,795,853
Sales, general and administrative	4,055,297	2,731,423	12,295,738	7,617,374
	7,236,030	4,479,196	21,148,284	13,263,248
Loss before the undernoted	(4,614,736)	(2,271,544)	(12,544,130)	(7,990,407)
Interest expense on long-term debt	(841,292)	(692,055)	(2,234,448)	(1,938,698)
Gain (loss) on foreign exchange	1,114	(47,665)	245,326	(36,486)
Other financial expense	(186,500)	(43,213)	(223,997)	(191,221)
Loss before income taxes	(5,641,414)	(3,054,477)	(14,757,249)	(10,156,812)
Income tax expense	(4,214)	(34,691)	(26,687)	(53,691)
Net loss for the period	(5,645,628)	(3,089,168)	(14,783,936)	(10,210,503)
Deficit, beginning of period	(73,624,503)	(56,440,064)	(64,486,195)	(49,318,729)
Deficit, end of period	(79,270,131)	(59,529,232)	(79,270,131)	(59,529,232)

Basic and diluted loss
per common share	(0.12)	(0.07)	(0.31)	(0.26)

Weighted average number of
common shares outstanding
Basic and diluted	47,715,224	40,212,064	47,715,224	39,903,417

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Tm Bioscience Corporation
Interim Report
(Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended		Nine Months Ended
September 30,		September 30,
2006	2005	2006	2005
$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(5,645,628)	(3,089,168)	(14,783,936)	(10,210,503)
Add (deduct) items not involving cash:
Depreciation and amortization	694,801	312,777	1,800,554	891,679
Amortization of deferred leasehold inducement	(25,327)	(15,684)	(57,523)	(45,377)
Accretion of loan discount	267,010	362,084	698,923	967,757
Amortization of deferred financing costs	97,180	99,109	230,387	294,096
Stock option compensation expense and deferred
share units	229,034	127,216	587,925	491,415
Government loan interest accrual	184,340	68,595	475,875	195,336
(Gain) loss on foreign exchange	(1,114)	47,665	(245,326)	36,485
	(4,199,704)	(2,087,406)	(11,293,121)	(7,379,112)
Change in non-cash working capital balances related
to operations:
Decrease (increase) in trade accounts receivable	548,026	(118,210)	(998,726)	(842,320)
Decrease (increase) in other accounts receivable	29,121	(203,468)	118,462	(261,212)
(Increase) decrease in inventory	(33,805)	(962,524)	39,498	(1,265,204)
(Increase) decrease in prepaid expenses	(666)	65,246	(243,449)	(24,434)
(Increase) decrease in deferred revenue	(37,937)	42,944	(27,135)	20,270
Increase (decrease) in accounts payable and
accrued liabilities	477,999	395,356	(384,236)	1,143,444
(Decrease) increase in income taxes payable	(10,058)	14,007	(54,772)	33,007
Cash used in operating activities	(3,227,024)	(2,854,055)	(12,843,479)	(8,575,561)
INVESTING ACTIVITIES

Purchase of capital assets	(526,685)	(124,691)	(1,570,189)	(775,805)
Purchase of intangible assets	(10,800)	-	(2,121,609)	(40,890)
Purchase of short-term investments	-	(7,296,456)	(10,769,762)	(28,417,685)
Sale of short-term investments	-	8,926,697	17,776,797	24,041,853
Cash (used in) provided by investing activities	(537,485)	1,505,550	3,315,237	(5,192,527)
FINANCING ACTIVITIES

Increase in deferred leasehold inducement	-	168,680	-	168,680
Proceeds from long-term debt	6,885,790	-	7,437,174	-
Repayment of long-term debt	(942,160)	-	(1,892,841)	-
Repayment of capital lease obligation	(7,392)	-	(7,392)	-
Debt issuance costs	(277,583)	-	(277,583)	-
Share issuance costs	-	-	-	(772,542)
Net change in share capital	-	55,468	-	13,576,490
Cash provided by financing activities	5,658,655	224,148	5,259,358	12,972,628
Net increase (decrease) in cash and cash equivalents
during the period	1,894,146	(1,124,357)	(4,268,884)	(795,460)
Cash and cash equivalents, beginning of period	2,809,564	1,662,125	8,972,594	1,333,228
Cash and cash equivalents, end of period	4,703,710	537,768	4,703,710	537,768

Supplemental cash flow information
Income taxes paid	16,658	-	94,406	-
Interest paid	235,142	261,378	773,379	775,607

Non-cash investing and financing activities related to
capital lease	-	-	(81,000)	-

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.